SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Section 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO Section 240.13d-2
(Amendment No. _____)fn1
	Universal Power Group, Inc.
	(Name of Issuer)
	Common Stock
	(Title of Class of Securities)
	913788105
	(CUSIP Number)
	October 9, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
? Rule 13d-1(b)
 Rule 13d-1(c)
? Rule 13d-1(d)


CUSIP No. 913788105
13G
Page    2    of    9    Pages

1.
NAMES OF REPORTING PERSONS
Poplar Point Capital Management LLC


2.
CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(a) ?

(b)
?


3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
5.
SOLE VOTING POWER	0
SHARES


BENEFICIALLY


OWNED BY

6.
SHARED VOTING POWER  252,453

EACH


REPORTING
7.
SOLE DISPOSITIVE POWER	0

PERSON WITH



 8.
SHARED DISPOSITIVE POWER

See Row 6 above.
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Row 6 above.
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.03%
12.
TYPE OF REPORTING PERSON (See Instructions)

IA; HC
________________________
1	The percentages reported in this Schedule 13G are based upon 5,020,000 shares of common stock  outstanding as of August 12, 2013 (according to the
Schedule 14A filed by the issuer with the Securities and Exchange Commission on August 23, 2013). CUSIP No. 913788105
13G
Page    3    of    9    Pages

1.
NAMES OF REPORTING PERSONS
Poplar Point Capital Partners LP


2.
CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP  (a)	?

(b)
?


3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
5.
SOLE VOTING POWER	0
 SHARES


BENEFICIALLY


OWNED BY
6.
SHARED VOTING POWER    252,453

EACH


REPORTING
7.
SOLE DISPOSITIVE POWER	0

PERSON WITH



8.
SHARED DISPOSITIVE POWER

See Row 6 above.
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

See Row 6 above.
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.03%
12.
TYPE OF REPORTING PERSON (See Instructions)

PN; HCCUSIP No. 913788105
13G
Page    4    of    9    Pages

1.
NAMES OF REPORTING PERSONS
Poplar Point GP LLC


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP	(a) ?

(b)
	?


3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
5.
SOLE VOTING POWER	0
SHARES


BENEFICIALLY


OWNED BY
6.
SHARED
VOTING POWER  252,453

EACH


REPORTING
7.
SOLE DISPOSITIVE POWER	0

PERSON WITH



8.
SHARED DISPOSITIVE POWER

See Row 6 above.
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

See Row 6 above.
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.03%
12.
TYPE OF REPORTING PERSON (See Instructions)

HCCUSIP No. 913788105
13G
Page    5    of    9    Pages

1.
NAMES OF REPORTING PERSONS
Jad Fakhry


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ?

	(b) ?


3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF
5.
SOLE VOTING POWER	0
SHARES


BENEFICIALLY


OWNED BY

6.
SHARED VOTING POWER  252,453

EACH


REPORTING
7.
SOLE DISPOSITIVE POWER	0

PERSON WITH


8.
SHARED DISPOSITIVE POWER
See Row 6 above.

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

See Row 6 above.
10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.03%
12.
TYPE OF REPORTING PERSON (See Instructions)

IN; HCCUSIP No. 913788105
13G
Page    6    of    9    PagesItem 1(a).  Name of Issuer.

Universal Power Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

488 S. Royal Lane, Coppell, Texas 75019

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Poplar Point Capital Management LLC ("PPCM"), Poplar Point Capital Partners LP ("PPCP"), Poplar Point GP LLC ("PPGP"), and Mr. Jad Fakhry (collectively with PPCM, PPCP and PPGP, the "Reporting Persons") with respect to shares of common stock of the above-named issuer owned by PPCP.

PPCM is the investment manager for PPCP. PPGP is the general partner of PPCP. Mr. Fakhry is the manager of PPCM and PPGP, and owns a controlling interest in, PPCM and PPGP. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or,
if None, Residence:
The address of the principal business office of each of the Reporting Persons is c/o Poplar Point
Capital Management LLC, 840 Hinckley Road, Suite 221,
Burlingame, CA 94010.

Item 2(c).	Citizenship:
Each of PPCM and PPGP is organized as a limited liability company under the laws of the State of Delaware. PPCP is organized as a limited partnership under the laws of the State of Delaware. Mr. Fakhry is a U.S. citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number.
913788105

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b),
or 240.13d-2(b) or
(c), Check Whether the Person Filing is a:

(a)	?	Broker or dealer registered under Section 15 of the Act
		(15 U.S.C. 78o);
(b)	?	Bank as defined, in Section 3(a)(6) of the Act
		(15 U.S.C. 78c);
(c)	?	Insurance company as defined in Section 3(a)(19) of the Act
		(15 U.S.C. 78c);
(d)	?	Investment company registered under Section 8 of the Investment
		Company Act of 1940  (15 U.S.C. 80a-8);
(e)	?	An investment adviser in accordance with
		Section 240.13d-1(b)(1)(ii)(E);
(f)	?	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);
(g)	?	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);
(h)	?	A savings association as defined in Section 3(b) of the Federal
		Deposit Insurance Act (15 U.S.C. 1813);


CUSIP No. 913788105
13G
Page    7    of    9    Pages

(i)	?A church plan that is
excluded from the definition of an investment company under
Section 3(c)(14) of
the Investment Company Act (15 U.S.C. 80a-3);
(j)	?	A non-U.S. institution in accordance with
		Section 240.13d-1(b)(1)(ii)(J);
(k)	?	Group, in accordance with Section 240.13d-113d-1(b)(1)(ii)(K).
    If filing as a non-U.S. institution in accordance with
		Section 240.13d-1(b)(1)(ii)(J),
please specify the type of institution:  ____________________

Item 4.	Ownership.
A.  Poplar Point Capital Management LLC
(a)	PPCM may be deemed to beneficially own 252,453 shares of Common Stock.
(b)	The number of shares PPCM may be deemed to beneficially own constitutes
	approximately 5.03% of the Common Stock outstanding.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 252,453

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 252,453
B.  	Poplar Point Capital Partners LP
(a)	PPCP may be deemed to beneficially own 252,453 shares of Common Stock.
(b)	The number of shares PPCP may be deemed to beneficially own constitutes
	approximately 5.03% of the Common Stock outstanding.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 252,453

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 252,453
C.  Poplar Point GP LLC
(a)	PPGP may be deemed to beneficially own 252,453 shares of Common
	Stock.
(b)	The number of shares PPGP may be deemed to beneficially own constitutes
	approximately 5.03% of the Common Stock outstanding.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 252,453

(iii)	Sole power to dispose or to direct the disposition of: 0

CUSIP No. 913788105
13G
Page    8    of    9   Pages


(iv)	Shared power to dispose or to direct the disposition of: 252,453
D.  Jad Fakhry
(a)	Fakhry may be deemed to beneficially own 252,453 shares of
Common Stock.
(b)	The number of shares Fakhry may be deemed to beneficially
own constitutes approximately 5.03% of the Common Stock outstanding.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 252,453

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:
252,453

Item 5.	Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the
following   [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
       Not applicable
Item 7.	Identification and Classification of the Subsidiary Which
Acquired the
Security Being Reported on by the Parent Holding Company or Control Person
       See Item 2 above
Item 8.	Identification and Classification of Members of the Group
       Not applicable
Item 9.	Notice of Dissolution of Group
       Not applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 913788105
13G
Page    9    of    9    Pages


SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of October, 2013


POPLAR POINT CAPITAL MANAGEMENT LLC


By:  /s/  Jad Fakhry
_______________________________
Jad Fakhry, Manager


POPLAR POINT CAPITAL PARTNERS LP
By:  Poplar Point GP LLC
its General Partner


By:  /s/  Jad Fakhry
_______________________________
Jad Fakhry, Manager



POPLAR POINT GP LLC

By: /s/  Jad Fakhry
 _______________________________
Jad Fakhry, Manager



/s/  Jad Fakhry
_______________________________
JAD FAKHRY, an individual



       fn1	The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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